Exhibit 99.1

Vipshop Appoints Vice President of Technology

GUANGZHOU, China, March xx, 2014 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), today announced the appointment of Mr. Haidong Jiang, as the Vice President of Technology of Vipshop, and Chief Technology Officer of Lefeng.com, Vipshop’s majority-owned online retailer of cosmetics and fashion products, effective immediately.

Mr. Jiang brings with him a wealth of operational experience working in China’s internet industry, helping major Chinese and global e-commerce companies in the fields of logistic systems planning and technology development. Prior to joining Vipshop, Mr. Jiang served as CTO of Ovation Entertainment Limited, where he was responsible for overseeing core e-commerce technology development, logistics systems and customer-service system. . From 2009 to 2012, Mr. Jiang served as vice president of logistics and technology of JD.com, Prior to joining JD.com, Mr. Jiang worked at Amazon.com, leading the technical team to implement Amazon’s system migration to China. Mr. Jiang received his bachelor’s degree in Signal and Information Process from Beijing Jiaotong University in China.

Mr. Eric Shen, Chairman and Chief Executive Officer of the Company, stated, “We are delighted to welcome Haidong to our team. His experience with logistic systems implementation in the e-commerce industry will be a tremendous asset for Vipshop as we build out our core logistics operation. Adding such a seasoned operational executive to our team underscores Vipshop’s dedication to further developing and refining our logistics and service capabilities, in an effort to support the ongoing expansion of our product offering and attraction of new customers.”

About Vipshop Holdings Limited

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit http://www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@Vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@Vipshop.com